CERTIFICATE OF DESIGNATION
TO THE ARTICLES OF INCORPORATION
OF

ALTO GROUP HOLDINGS, INC.

The undersigned, Mark Klok, being the duly elected Chief Executive Officer of ALTO GROUP HOLDINGS, INC., a Nevada corporation (the “Corporation”), hereby certifies the following:

1.      Pursuant to Section 78.1955 of Nevada Revised Statutes, the Board of Directors of the Corporation has approved the following designations relating to its preferred stock as follows:

A.	Designation of Preferred Stock. Twenty Million (20,000,000) shares of the Preferred Stock are designated “Series A Preferred Stock.”

B.	Rights, Preferences, Privileges, and Restrictions of Series A Preferred Stock. The powers, preferences, rights, restrictions, and other matters relating to the Series A Preferred Stock are as follows:

       a.   No Dividend Preference.

    i.   Any and all dividends payable to the holders of Common Stock of the corporation shall be paid on a pari passu basis with holders of the Series A Preferred Stock.

    ii.   In the event of a conversion of the Series A Preferred Stock pursuant to Section (c), any accrued and unpaid dividends shall be paid at the election of the holder in cash or Common Stock at its then fair market value, as determined by the board of directors.

b.   No Liquidation Preference.  In the event of any liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, the holders of Series A Preferred Stock shall not be entitled to receive, prior and in no preference to any distribution of any of the assets of the Corporation to the holders of Common Stock.

c.   Conversion.   The holders of Series A Preferred Stock shall have conversion rights as follows (the “Conversion Rights”):

    i.   Right to Convert:  Subject to subsection (ii), each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share, at the office of the Corporation or any transfer agent for such stock, into four (4) fully paid and nonassessable shares of Common Stock (the “Conversion Ratio”).  The Conversion Ratio shall be subject to adjustment as set forth in subsection (ii).

          ii.   Mechanics of Conversion:

    1.   Before any holder of Series A Preferred Stock shall be entitled voluntarily to convert the same into shares of Common Stock, he/she shall surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for such stock, and shall give written notice to the Corporation at such office that he/she elects to convert the same and shall state therein the number of shares to be converted and the name or names in which he/she wishes the certificate or certificates for shares of Common Stock to be issued.  The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which he/she shall be entitled.  Such conversion shall be deemed to have been made immediately prior to the close of business on the date of surrender of the shares of Series A preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date.

    2.   If the conversion is in connection with an underwritten offering of securities pursuant to the Securities Act, the conversion may, at the option of any holder tendering shares of Series A Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the person(s) entitled to receive the Common Stock upon conversion of the Series A Preferred Stock shall not be deemed to have converted such Series A Preferred Stock until immediately prior to the closing of such sale of securities.

 d.   Adjustment to Series A Conversion Ratio:

    i.   Adjustment to Conversion Price for Stock Dividends & for Combination or Subdivision of Common Stock.  In the event that the Corporation at any time or from time to time after the Original Issue Date shall declare or pay, without consideration, any dividend on the Common Stock payable in Common Stock or in any right to acquire Common Stock for no consideration, or shall effect a subdivision of the outstanding shares of Common Stock into a greater number of shares of Common Stock (by stock split, reclassification or otherwise than by payment of a dividend in Common Stock or in any right to acquire Common Stock), or in the event the outstanding shares of Common Stock shall be combined or consolidated, by reclassification or otherwise, into a lesser number of shares of Common Stock, then the Conversion Ratio in effect immediately prior to such event shall, concurrently with the effectiveness of such event, be proportionally decreased or increased, as appropriate.  In the event that the Corporation shall declare or pay, without consideration, any dividend on the Common Stock payable in any right to acquire Common Stock for no consideration, then the Corporation shall be deemed to have made a dividend payable in Common Stock in an amount of shares equal to the maximum number of share issuable upon exercise of such rights to acquire Common Stock.

    ii.   Adjustments for Reclassification & Reorganization.  If the Common Stock issuable upon conversion of the Series A Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for in Section (c) above, the Conversion Ratio then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted so that the Series A Preferred Stock shall be convertible into, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive, a number of shares of such other class or classes of stock equivalent to the number of shares of Common Stock that would have been subject to receipt by the holders upon conversion of the Series A Preferred Stock immediately before that change.

C.
Voting Rights.  The holders of Series A Preferred Stock shall be entitled to vote on an as-converted basis on any matters requiring the vote of holder of the Corporation’s Common Stock,  and shall further be entitled to vote as a separate class on those matters reserved specifically for holders of capital stock of the Corporation under Nevada law.

D.
Status of Converted Stock.  In the event any shares of Series A Preferred Stock shall be converted pursuant to Section (c) hereof, the shares so converted shall be canceled and shall not be issuable by the Corporation, and the Articles of Incorporation of the Corporation shall be appropriately amended to effect the corresponding reduction in the Corporation’s authorized capital stock.

[End of Certificate of Designation to Articles of Incorporation]

    1.      This Certificate of Designation to the Articles of Incorporation was approved by the board of directors of the Corporation in a meeting duly held under the General Corporation Law of the State of Delaware.

    2.      The Corporation has no shares of outstanding Common or Preferred Stock entitled to vote on this Amendment.

IN WITNESS WHEREOF, the undersigned has executed this Certificate of Designation to the Articles of Incorporation as of this 3rd day of March, 2010.

ALTO GROUP HOLDINGS, INC.

/s/ Mark D. Klok
Mark D. Klok, Chief Executive Officer